Mail Stop 3561

      September 9, 2005

Greg G. Gruber
Senior Vice President, Chief Financial Officer, Treasurer and
Director
Colorado Interstate Gas Company
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

  Re: Colorado Interstate Gas Company
    Registration Statement on Form S-4
    Filed on June 10, 2005
    File No. 333-125728
    Form 10-K for Fiscal Year Ended December 31, 2004
    Filed on March 29, 2005
    Forms 10-Q for Fiscal Quarters Ended March 31 and
June
30, 2005
    File No. 1-4874

Dear Mr. Gruber:

We have completed our review of your Forms S-4 and 10-K and
related
filings and have no further comments at this time.

      Sincerely,

      George F. Ohsiek, Jr.
      Branch Chief